SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Filing Persons)
4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006
(Title of Class of Securities)
743168 AA4 and 69357C AA5
(CUSIP Number of Class of Securities)
Clinton McKellar, Jr., Esq.
Senior Vice President, General Counsel and Secretary
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5986
(770) 779-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:

B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3450 (404) 873-8688	Michael F. Walsh, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$125,000,000	$13,375

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all $125 million of the outstanding 4.75% convertible subordinated notes (the “Existing Notes”). The amount of the filing fee is based upon the full principal amount of the outstanding notes.

**	There is no market value for the Existing Notes. The filing fee was calculated based upon the full principal amount of the Existing Notes.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

SCHEDULE TO
      This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by PRG-Schultz International, Inc., a Georgia corporation (“PRG”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with PRG’s offer to exchange up to $50.0 million in principal aggregate amount of its 11.0% Senior Notes due 2011, plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged (the “New Senior Notes”), up to $60.0 million in principal aggregate amount of its 10.0% Senior Convertible Notes due 2011 (the “New Senior Convertible Notes”) and up to $15.0 million liquidation preference of 9.0% Senior Series A Convertible Participating Preferred Stock (the “New Series A Convertible Preferred Stock” and together with the New Senior Notes and the New Senior Convertible Notes, the “New Securities”) for any and all of its outstanding 4.75% Convertible Subordinated Notes due 2006 (the “Existing Notes”) upon the terms and subject to the conditions set forth in the offering circular, dated February 1, 2006 (the “Offering Circular”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together with any supplements or amendments thereto, collectively constitute the “Exchange Offer”).
      The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.
      The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The name of the issuer is PRG-Schultz International, Inc., a Georgia corporation (“PRG”). The address of PRG’s principal executive offices is 600 Galleria Parkway, Suite 600, Atlanta, GA 30339. Its telephone number is (770) 779-3900.
      (b) The class of equity securities to which this Schedule TO relates is the Existing Notes. As of February 1, 2006, there was outstanding an aggregate $125 million in principal amount of the Existing Notes.
      (c) The Existing Notes are not listed on any national securities exchange. The trading markets for the Existing Notes are limited and sporadic, and prices may fluctuate significantly depending on the volume of trading in the Existing Notes. Information regarding the trading market for the Company’s Common Stock is contained in the Offering Circular under the caption “Price Range of Common Stock.”

Item 3.	Identity and Background of Filing Person.
      (a) The filing person is PRG-Schultz International, Inc., which is also the subject company. The principal executive offices of PRG are located at 600 Galleria Parkway, Suite 600, Atlanta, GA 30339. Its telephone number is (770) 779-3900.

Item 4.	Terms of the Transaction.
      (a)(1)The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes,” “Description of Capital Stock,” “Material Differences Among the New Senior Notes, the New Senior Convertible Notes and the Existing Notes,” “Material United States Federal Income Tax Consequences,” and “Description of the New Notes” is incorporated herein by reference.
      (a)(2)Not applicable.

      (b) Blum Capital Partners, L.P., a principal shareholder of PRG, has informed PRG that it intends to participate in the Exchange Offer with respect to Existing Notes beneficially owned by it and its affiliates, aggregating approximately $36 million in principal amount of Existing Notes, in accordance with the terms and conditions of the Restructuring Support Agreement. See “Description of the Restructuring Support Agreement” in the Offering Circular, the contents of which are incorporated herein by reference. Other than as provided in response to this Item 4(b), none of the subject securities are to be purchased from any officer, director or affiliate of PRG.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      (e) The information set forth in the offering circular under “Description of the Restructuring Support Agreement” and “Certain Agreements Involving the Company’s Securities” is incorporated herein by reference. Apart from stock options of certain officers and directors, there are no agreements, arrangements or understandings between PRG and any other person with respect to Company securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      (a) The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer — Why are we making the exchange offer,” “— Purpose and Effect of the Exchange Offer,” and “The Restructuring Transaction” is incorporated herein by reference.
      (b) The Existing Notes acquired pursuant to the Exchange Offer will be cancelled and retired.
      (c) (1) None.
      (2) None.
      (3) The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes,” “Description of Capital Stock,” and “Material Differences Among the New Senior Notes, the New Senior Convertible Notes and the Existing Notes” is incorporated herein by reference.
      (4) The information set forth in the Offering Circular under “The Restructuring Transactions — Board of Directors” is incorporated herein by reference.
      (5) None.
      (6) None.
      (7) None.
      (8) None.
      (9) Apart from the Restructuring Transactions, none.
      (10) None.

Item 7.	Source and Amount of Funds and Other Consideration.
      (a) The Exchange Offer involves the exchange of Existing Notes for New Securities. No other funds or other consideration are to be used in the transaction. The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.
      (b) Not applicable.
      (d) PRG will not borrow funds to supply the consideration for this transaction.

Item 8.	Interest in Securities of the Subject Company.
      (a) None.
      (b) To our knowledge, none.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) No person will be employed, retained or compensated to make solicitations or recommendations in connection with the Exchange Offer. The information set forth in the Offering Circular under “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.
      (a) The following financial statements and financial information are incorporated herein by reference:

(1) The audited financial statements of PRG set forth on pages 45 through 50 of PRG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(2) The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data and statements of cash flows of PRG set forth on pages 1 through 3 of PRG’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(3) The comparative income and ratio of earnings to fixed charges of PRG set forth in the Offering Circular under “Summary Historical Combined and Pro Forma Financial Data” is incorporated herein by reference.

(4) The net book value per share of common stock of PRG was $1.17 per share at September 30, 2005.

Copies of the financial statements incorporated herein by reference pursuant to clause (a) of this Item 10 can be obtained as provided in the sections of the Offering Circular captioned “Where You Can Find More Information” and “Incorporation of Documents By Reference.”
      (b) The information set forth in the Offering Circular under “Summary Terms of the Exchange Offer — Summary Historical Combined and Pro Forma Financial Data” and “Unaudited Pro Forma and Projected Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.
      (a)(1) Not applicable.
      (2) PRG is required to qualify the indentures pursuant to which the New Senior Notes and New Senior Convertible Notes will be issued under the Trust Indenture Act of 1939, as amended.
      (3) Not applicable.
      (4) Not applicable.
      (5) None.
      (b) The information set forth in the Offering Circular and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offering Circular, dated February 1, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Letter to Holders.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Press Release issued by PRG on December 27, 2005 (filed as Exhibit(a)(5) to the Initial Schedule TO of PRG on December 27, 2005 and incorporated herein by reference).
(a)(5)(B)	Current Report on Form 8-K of PRG (filed December 29, 2005 and incorporated herein by reference).
(a)(5)(C)	Press Release issued by PRG on February 1, 2006 (filed as Exhibit 99.1 to the Current Report on Form 8-K of PRG on February 1, 2006 and incorporated herein by reference).
(b)	Not applicable.
(d)	Indenture, dated as of November 26, 2001, relating to the Existing Notes (incorporated by reference to Exhibit 4.3 to PRG’s Registration Statement on Form S-3 and filed with the Commission on December 27, 2001).
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRG-SCHULTZ INTERNATIONAL, INC.

By:	/s/ Clinton McKellar, Jr.

Name: Clinton McKellar, Jr.

Title:	Senior Vice President, General Counsel and Secretary
Dated: February 1, 2006

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offering Circular, dated February 1, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Form of Letter to Holders.
(a)(5)(A)	Press Release issued by PRG on December 27, 2005 (filed as Exhibit(a)(5) to the Initial Schedule TO of PRG on December 27, 2005 and incorporated herein by reference).
(a)(5)(B)	Current Report on Form 8-K of PRG (filed December 29, 2005 and incorporated herein by reference).
(a)(5)(C)	Press Release issued by PRG on February 1, 2006 (filed as Exhibit 99.1 to the Current Report on Form 8-K of PRG on February 1, 2006 and incorporated herein by reference).
(d)	Indenture, dated November 26, 2001, relating to the Existing Notes (incorporated by reference to Exhibit 4.3 to PRG’s Registration Statement on Form S-3 and filed with the Commission on December 27, 2001).